PRIMERO MINING CORP.
MARCH 31, 2017

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
(UNAUDITED)

	Notes	2017	2016

Revenue	5	$37,687	$50,544
Operating expenses		(26,630)	(40,282)
Depreciation and depletion		(9,616)	(16,057)
Total cost of sales		(36,246)	(56,339)
Earnings (loss) from mine operations		1,441	(5,795)
Exploration expenses		(474)	(334)
Share-based compensation		(1,786)	(1,514)
General and administrative expenses	9	(3,084)	(3,614)
Other charges	10	(7,811)	(404)
Loss from operations		(11,714)	(11,661)
Interest and finance expenses	11	(2,221)	(3,259)
Mark-to-market gain on debentures & warrants		6,653	(375)
Other income (expenses)	12	1,266	(1,036)
Loss before income taxes		(6,016)	(16,331)
Income tax recovery	13(a)	19,519	3,159
Net income (loss) for the period		$13,503	($13,172)
Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss:
Unrealized gain on investment in Fortune Bay, net of tax of $nil		-	85
Total comprehensive income (loss) for the period		$13,503	($13,087)
Basic income (loss) per share		$0.07	($0.08)
Diluted income (loss) per share		$0.07	($0.08)
Weighted average number of common shares outstanding
Basic		189,943,952	164,510,929
Diluted		194,854,319	164,510,929

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

		March 31	December 31
	Notes	2017	2016

Assets
Current assets
Cash and cash equivalents		$15,623	$19,875
Trade and other receivables		641	1,962
Value added and income taxes receivable		39,324	34,494
Prepaid expenses		3,431	3,893
Inventories	6	15,453	22,829
Total current assets		74,472	83,053
Non-current assets
Restricted cash		4,621	4,577
Mining interests	7	579,234	577,920
Deferred tax asset		20,081	3,763
Value added tax receivable		10,054	7,344
Other non-current assets		1,033	1,160
Total assets		$689,495	$677,817

Liabilities
Current liabilities
Trade and other payables		$25,733	$31,781
Income tax payable		1,647	1,558
Other taxes payable		1,339	2,035
Current debt	8	60,261	50,841
Total current liabilities		88,980	86,215
Non-current liabilities
Other taxes payable		16,342	14,120
Deferred tax liability		24,425	28,428
Decommissioning liability		30,146	29,790
Long-term debt	8	46,828	52,906
Warrant liability	15(a)	413	1,066
Other long-term liabilities		5,168	4,162
Total liabilities		$212,302	$216,687

Shareholders' equity
Share capital	15(a)	$913,654	$908,923
Shares reserved for future issuance	15(a)	297	297
Contributed surplus	15(b)	56,686	58,857
Accumulated other comprehensive loss		(3,694)	(3,694)
Deficit		(489,750)	(503,253)
Total shareholders' equity		$477,193	$461,130
Total liabilities and shareholders' equity		$689,495	$677,817

Going concern (Note 1)
Commitments and contingencies (Notes 14(b) and 19)
Subsequent events (Note 1)

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR NUMBER OF COMMON SHARES)
(UNAUDITED)

						Accumulated
				Shares reserved		other
		Share capital		forfuture	Contributed	comprehensive
	Notes	Shares	Amount	issuance	surplus	loss	Deficit	Total equity
Balance, January 1, 2016		164,185,807	$867,375	$-	$54,984	($4,650)	($268,833)	$648,876
Shares issued for
PSUs settled in shares		462,283	2,154	-	(2,154)	-	-	-
Flow-through agreement		-	(4)	-	-	-	-	(4)
Unrealized gain on Fortune Bay investment		-	-	-	-	85	-	85
Share-based compensation		-	-	-	1,952	-	-	1,952
Loss for the period		-	-	-	-	-	(13,172)	(13,172)
Balance, March 31, 2016		164,648,090	$869,525	$-	$54,782	($4,565)	($282,005)	$637,737

Balance, January 1, 2017		189,508,365	$908,923	$297	$58,857	($3,694)	($503,253)	$461,130
Shares issued for
PSUs settled in shares	15(a)	1,251,708	4,251	-	(4,251)	-	-	-
Severance payments	15(a)	782,184	480	-	-	-	-	480
Share-based compensation	15(c)	-	-	-	2,080	-	-	2,080
Income for the period		-	-	-	-	-	13,503	13,503
Balance, March 31, 2017		191,542,257	$913,654	$297	$56,686	($3,694)	($489,750)	$477,193

Total comprehensive income was $13.5 million for the three months ended March 31, 2017 (March 31, 2016 – loss of $13.1 million) .

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 AND 2016
(IN THOUSANDS OF UNITED STATES DOLLARS)
(UNAUDITED)

	Notes	2017	2016

Operating activities
Loss before income taxes		($6,016)	($16,331)
Adjustments for:
Depreciation and depletion		9,616	16,057
Share-based compensation expense	16	2,074	1,857
Payments made under the Phantom Share Unit Plan		-	(279)
Mark-to-market loss (gain) on convertible debentures		(6,000)	375
Mark-to-market gain on warrant liability		(653)	-
Write-down of inventory		1,566	505
Unrealized foreign exchange loss (gain)		(2,364)	1,355
Taxes paid with cash and value added tax offsets		(4,116)	(15,775)
Other		1,614	539
Other adjustments
Finance income disclosed in financing activities		(14)	(23)
Interest and finance expenses disclosed in financing activities	11	2,221	3,259
Operating cash flow before working capital changes		(2,073)	(8,461)
Changes in non-cash working capital	14	(1,105)	5,478
Cash used in operating activities		($3,178)	($2,983)
Investing activities
Expenditures on mining interests	7	($7,433)	($17,755)
Cash used in investing activities		($7,433)	($17,755)
Financing activities
Drawdown on revolving credit facility	8(a)	10,000	50,000
Repayment of convertible debenture	8(a)	-	(48,116)
Payments on capital leases	8(b)	(869)	(1,220)
Interest and finance expenses paid		(2,854)	(3,977)
Cash provided by (used in) financing activities		$6,277	($3,313)
Effect of foreign exchange rate changes on cash		$82	$517
Decrease in cash		($4,252)	($23,534)
Cash, beginning of period		19,875	45,601
Cash, end of period		$15,623	$22,067

See accompanying notes to the condensed consolidated interim financial statements.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

1.	Basis of preparation and going concern

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with Primero Mining Corp.’s (the Company) most recently issued annual consolidated financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation.

As at March 31, 2017, the Company had a working capital deficiency of $14.5 million primarily due to the revolving credit facility balance (RCF) of $60.0 million. On March 30, 2017 the Company amended the terms of its RCF to extend the maturity date from May 23, 2017 to November 23, 2017 (Note 8). The Company has been impacted by disappointing operating results in 2016 and a strike action initiated by unionized employees at the San Dimas mine on February 15, 2017. The strike ended and site operations resumed on April 17, 2017. While the strike action was resolved and the Company secured additional funding in order to restart the San Dimas mining operations, it is currently uncertain when the Company will be able to generate positive cash flows and profitability from operations to enable it to settle its outstanding obligation under the revolving credit facility when it comes due.

The Company is undertaking a number of actions to reduce cash outflows, and the Company’s Board of Directors has commenced a strategic review process to explore alternatives to improve shareholder value. The alternatives include such things as securing additional financing, strategic investments, joint ventures and asset sales.

There can be no assurance that the Company's efforts will be successful in any of these initiatives.

The above noted factors represent material uncertainties that cast substantial doubt on the ability of the Company to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

The Company’s significant accounting policies, estimates and judgements were presented in Notes 2 and 3 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 2, 2017.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

2.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements and on a quarterly basis will provide updates to its assessment.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not anticipate that the sales of gold and silver will be affected by this standard.

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (IFRS 9). This standard is effective for annual periods beginning on or after January 1, 2018, and permits early adoption. IFRS 9 provides a revised model for recognition, measurement and impairment of financial instruments and includes a substantially reformed approach to hedge accounting.

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted, provided IFRS 15 has been adopted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting for lessees.

3.	Tax ruling in Mexico

On October 4, 2012, Primero Empresa Minera, S.A. de C.V. (PEM) received a ruling (APA Ruling) from the Mexican tax authority, Servicio de Administración Tributaria (the SAT) which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of the SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. The amount of additional taxes for which the SAT could reassess PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time but if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

For the years ended 2015 and 2016 and the first quarter of 2017 the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

4.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

	San Dimas	Cerrodel Gallo	Black Fox
	Mine	Project	Complex	Corporate	Total
As at March 31, 2017
Current assets	$48,143	$1,661	$13,560	$11,108	$74,472
Mining interests	425,800	63,621	89,513	300	579,234
Other non-current assets	30,135	-	4,621	1,033	35,789
Total assets	$504,078	$65,282	$107,694	$12,441	$689,495

Current liabilities	$15,164	$6	$9,861	$63,949	$88,980
Non-current liabilities	50,175	5,023	20,487	47,637	123,322
Total liabilities	$65,339	$5,029	$30,348	$111,586	$212,302

As at December 31, 2016
Current assets	$60,604	$1,479	$16,761	$4,209	$83,053
Mining interests	428,251	63,659	85,680	330	577,920
Other non-current assets	11,107	-	4,577	1,160	16,844
Total assets	$499,962	$65,138	$107,018	$5,699	$677,817

Current liabilities	$20,373	$18	$10,988	$54,836	$86,215
Non-current liabilities	50,585	5,711	20,315	53,861	130,472
Total liabilities	$70,958	$5,729	$31,303	$108,697	$216,687

Three Months Ended March 31, 2017
Revenue	$19,369	$-	$18,318	$-	$37,687
Operating expenses	13,591	229	12,810	-	26,630
Depreciation and depletion	6,369	14	3,203	30	9,616
Total cost of sales	19,960	243	16,013	30	36,246
Earnings (loss) from mine operations	(591)	(243)	2,305	(30)	1,441
Exploration expenses	(474)	-	-	-	(474)
Share-based compensation	-	-	-	(1,786)	(1,786)
General and administrative expenses	(511)	(26)	(112)	(2,435)	(3,084)
Other charges	(5,633)	-	-	(2,178)	(7,811)
Earnings (loss) from operations	(7,209)	(269)	2,193	(6,429)	(11,714)
Other income (expense) items	1,382	147	(398)	4,567	5,698
Earnings (loss) before income taxes	(5,827)	(122)	1,795	(1,862)	(6,016)
Income tax recovery	18,832	687	-	-	19,519
Net income (loss)	$13,005	$565	$1,795	($1,862)	$13,503

Three Months Ended March 31, 2016
Revenue	$34,333	$-	$16,211	$-	$50,544
Operating expenses	28,495	-	11,787	-	40,282
Depreciation and depletion	12,228	22	3,766	41	16,057
Total cost of sales	40,723	22	15,553	41	56,339
Earnings (loss) from mine operations	(6,390)	(22)	658	(41)	(5,795)
Exploration expenses	(334)	-	-	-	(334)
Share-based compensation	-	-	-	(1,514)	(1,514)
General and administrative expenses	(403)	(6)	(279)	(2,926)	(3,614)
Other charges	(371)	-	-	(33)	(404)
Earnings (loss) from operations	(7,498)	(28)	379	(4,514)	(11,661)
Other income (expense) items	(135)	87	(1,321)	(3,301)	(4,670)
Earnings (loss) before income taxes	(7,633)	59	(942)	(7,815)	(16,331)
Income tax recovery	2,392	226	541	-	3,159
Net income (loss)	($5,241)	$285	($401)	($7,815)	($13,172)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

5.	Revenue

	Three months ended March 31
	2017	2016
Gold	$34,259	$44,823
Silver	3,428	5,721
	$37,687	$50,544

a)	Silver Purchase Agreement

The Silver Purchase Agreement provides that for the life of the mine, the first 6.0 million ounces of silver produced per annum by the San Dimas mine, plus 50% of the excess silver produced above this amount, must be sold to Silver Wheaton Caymans (SWC) at the lesser of $4.28 per ounce (adjusted by 1% per year) and market prices. All silver not sold to SWC is available to be sold by the Company at market prices.

The contract year for purposes of the threshold runs from August 6 of a year to August 5 of the following year. The threshold for the year ended ended August 5, 2017 has not been met (2.91 million ounces have been delivered under the contract as at March 31, 2017), while threshold for the year ended August 5, 2016 was met in July 2016. During the three months ended March 31, 2017 and 2016 the Company did not sell any silver at market prices.

b)	Gold Purchase Agreement

As part of the acquisition of Brigus Gold Corp. (“Brigus”), the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension).

During the three months ended March 31, 2017 the Company recorded revenue of $0.6 million (2016 - $0.8 million) under the contract terms.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

6.	Inventories

	March 31	December 31
	2017	2016
Gold and silver	$1,364	$5,827
Stock piled ore	3,365	5,285
Work-in-progress	4,750	5,771
Supplies	5,974	5,946
	$15,453	$22,829

7.	Mining interests

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	March 31	December 31
	and leases	buildings	and vehicles	in progress	2017	2016
San Dimas Mine	$283,876	$59,854	$75,915	$6,155	$425,800	$428,251
Black Fox Complex	50,420	4,629	33,287	1,177	89,513	85,680
Cerro Del Gallo Project	58,380	5,109	132	-	63,621	63,659
Corporate	-	-	300	-	300	330
Total	$392,676	$69,592	$109,634	$7,332	$579,234	$577,920

All property of the San Dimas mine is pledged as security for the Company’s obligations under the Silver Purchase Agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Notes 5 (a) and (b)). Substantially all of the Company’s assets are pledged as security under the revolving credit facility (Note 8(a)).

The carrying value of property, plant and equipment under finance leases at March 31, 2017 was $7.1 million (December 31, 2016 - $8.0 million). The lessors hold first security rights over the leased assets.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

8.	Debt

	March 31	December 31
	2017	2016
Current debt
Revolving credit facility (RCF)(a)	$59,834	$49,639
Finance lease liabilities(b)	427	1,202
	60,261	50,841
Long-term debt
5.75% convertible debentures (c)	$46,500	$52,500
Finance lease liabilities(b)	328	406
	46,828	52,906
	$107,089	$103,747

(a) The Company has a $75 million RCF, which bears interest at a floating interest rate equal to LIBOR or the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin. In March 2016, the Company drew down $50 million under the RCF to repay the 6.5% convertible debentures, assumed as part of the acquisition of Brigus Gold Corp., upon maturity on March 31, 2016. An additional $10 million was drawn down on March 31, 2017, bringing the outstanding balance under the RCF to $60.0 million. Also on March 30, 2017, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF with its amended terms is guaranteed by Silver Wheaton for a fee of $2.6 million payable at maturity, which will be accreted over the new term of the facility as additional interest costs. Any future drawdowns will be subject to Silver Wheaton’s consent, unless the proceeds are used solely in connection with the restart of the San Dimas operations.

Total unamortized transaction costs of $0.1 million relating to the original term of the RCF have been expensed as at March 31, 2017. The revolving credit facility is secured by substantially all of the Company’s assets and contains customary covenants and default clauses typical to this type of facility.

(b) The Company is obligated under various finance leases for equipment as well as the milling facility at the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60% . There are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(c) On February 9, 2015, the Company issued $75 million of 5.75% convertible unsecured subordinated debentures (the 5.75% convertible debentures) maturing on February 28, 2020. The 5.75% Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% convertible debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of the debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion. The 5.75% convertible debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% convertible debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

9.	General and administrative expenses

	Three months ended March 31
	2017	2016
Salaries and wages	$1,346	$1,705
Rent and office costs	192	196
Legal, accounting, consulting and professional fees	559	611
Directors fees and expenses	395	186
Other general and administrative expenses	592	916
	$3,084	$3,614

10.	Other charges

	Three months ended March 31
	2017	2016
Legal expenses associated with proceedings in Mexico	$50	$371
Employee severance payments	2,115	33
Legal & advisory costs relating to financing initiatives	527	-
Idle costs incurred during strike at San Dimas	5,119	-
	$7,811	$404

Idle costs incurred during the strike at San Dimas comprise labor and contractor costs, supplies and incremental consulting and advisory fees.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

11.	Interest and finance expenses

	Three months ended March 31
	2017	2016

Interest expenses
Interest on 5.75% convertible debentures	$1,081	$1,081
Interest on 6.5% convertible debentures	-	775
Interest on revolving credit facility	516	476
	1,597	2,332
Finance expenses
Accretion on 6.5% convertible debentures	$-	$365
Accretion on asset retirement obligation	250	275
Amortization of revolving credit facility transaction costs	362	217
Others	12	70
	624	927
	$2,221	$3,259

12.	Other income (expenses)

	Three months ended March 31
	2017	2016
Foreign exchange gain (loss)	$1,818	($678)
Gain on derivative liability	-	5
Finance income	14	23
Unrealized loss on investment in Fortune Bay	(127)	-
Others	(439)	(386)
	$1,266	($1,036)

13.	Income taxes

a)	Tax expense

Tax expense comprise the following:

	Three months ended March 31
	2017	2016
Current income tax expense	$15	$665
Deferred income tax recovery	(19,534)	(3,824)
Income tax recovery	($19,519)	($3,159)

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Three months ended March 31
	2017	2016
Loss before income taxes	($6,016)	($16,331)
Canadian federal and provincial income tax rate	26.5%	26.5%
Expected income tax recovery	(1,594)	(4,328)
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(313)	(356)
Share-based payments	495	422
Amounts allowable for tax purposes	(2,045)	(2,578)
Impact of foreign exchange and inflation	(16,718)	1,562
With holding taxes on inter company interest	786	852
Royalty taxes in Mexico	(73)	(267)
Flow through share renunciation	-	120
Ontario mining taxes	-	(203)
Benefit of tax losses and temporary differences not recognized	(57)	1,617
Income tax recovery	($19,519)	($3,159)

b)	Challenge to the 2012 APA

Overview

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

Background

In 2004, affiliates of Goldcorp Inc. (Goldcorp) entered into a Silver Purchase Agreement with Silver Wheaton in connection with the San Dimas mine and two other mines in Mexico. Under the Silver Purchase Agreement, Goldcorp received cash and securities in exchange for an obligation to sell the amount of silver extracted from the mines at a price set forth in the Silver Purchase Agreement. In order to satisfy its obligations under the Silver Purchase Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Silver Wheaton’s subsidiary in the Cayman Islands. Upon Primero’s acquisition of the San Dimas Mine, the Silver Purchase Agreement was amended and restated and Primero assumed all of Goldcorp’s obligations with respect to the San Dimas concession under the Silver Purchase Agreement. Primero did not receive any of the initial consideration that was paid to Goldcorp under the Silver Purchase Agreement.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

As amended and restated, the provisions of the Silver Purchase Agreement require that, on a consolidated basis, the Company sell to Silver Wheaton 100% of silver produced from the San Dimas concessions during a contract year (August 6th to the following August 5th), up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the PEM Realized Price). In 2016 and the first quarter of 2017, the contract price was $4.28 (2015 - $4.24) .. The price paid by Silver Wheaton under the Silver Purchase Agreement represents the total value that the Company and its affiliates receive for the sale of silver to Silver Wheaton. The Silver Purchase Agreement continues indefinitely in respect of any silver produced from the San Dimas concessions.

The specific terms of the Silver Purchase Agreement require that the Company sell the silver through one of its non-Mexican subsidiaries, STB, to Silver Wheaton’s subsidiary, SWC. As a result, the Company’s Mexican subsidiary that holds the San Dimas concessions, PEM, sells the required amount of silver produced from the San Dimas concessions to STB to allow it to fulfill its obligations under the Silver Purchase Agreement.

When the Company initially acquired the San Dimas mine, the sales from PEM to STB were made at the spot market price while the sales by STB to Silver Wheaton Caymans were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In order to reflect commercial realities and the effects of the Silver Purchase Agreement on the Company on a consolidated basis, PEM amended the terms of sales of silver between itself and STB and commenced to sell the amount of silver due under the Silver Purchase Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to provide the Company with stability and assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, the Company applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as the Company’s basis for calculating taxes owed by the Company on the silver sold under the Silver Purchase Agreement. The Company believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. Under Mexican law, an advanced pricing agreement is valid for five years and therefore the APA represented the SAT’s agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenge to APA for 2010 – 2014 tax years

In February 2016, the SAT initiated a legal proceeding seeking to nullify the APA, however, the SAT has not identified an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. The Company is an ‘interested party’ in this proceeding. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. While the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Silver Purchase Agreement cannot be reasonably estimated at this time, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The Company intends to vigorously defend the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Primero Mining Corp.’s claim against the Mexican Government

On June 2, 2016, the Company notified the Government of Mexico that the measures taken by the SAT against PEM in connection with the judicial proceeding seeking to retroactively nullify the APA, breached several provisions of Chapter 11 of the North American Free Trade Agreement (NAFTA) because these measures are arbitrary, discriminatory, unfair and inequitable. As more than 90 days have now passed since the provision of this notice, the Company has the option to commence international arbitration proceedings pursuant to Article 1119 of the NAFTA at a time of its choosing. During 2016, Primero engaged in dialogue with the Mexican Government regarding the Mexican tax authority’s legal claim against the APA. The Company thus temporarily suspended its advancement of international arbitration against the Mexican Government in order to continue this dialogue.

Tax treatment for tax years following 2014

For the years ended December 31, 2016 and 2015 and the first quarter of 2017, the Company continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, the Company currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. While the amount of additional tax that SAT could charge PEM for years following 2014 cannot be reasonably estimated at this time, to the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement, for tax purposes, is significantly different from the PEM Realized Price and, while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

14.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended March 31
	2017	2016
Trade and other receivables	$1,321	$166
Value added and income taxes receivable	(2,291)	4,290
Prepaid expenses	462	(1,124)
Inventories	282	6,163
Trade and other payables	(1,455)	(3,163)
Other taxes payable	576	(854)
	($1,105)	$5,478

15.	Shareholders’ equity

a)	Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

On June 9, 2016, PEM completed an acquisition of certain concessions adjacent to its San Dimas mine. The consideration comprised a cash payment of $1.0 million (of which $0.92 million has been paid as of December 31, 2016) and the issuance of 2,010,050 of Primero’s common shares. 1,854,271 common shares were issued as of December 31, 2016, with the remaining 155,779 common shares expected to be issued. The price per common share was $1.91 based on the NYSE trading price at the closing date. The Company has recognized an equity reserve in shareholders’ equity for the unissued common shares for concessions that have not yet been transferred.

On June 24, 2016, the Company completed a public equity offering, raising gross proceeds of $40.0 million (C$51.8 million) through the issuance of 22,022,500 units (Unit) of the Company at a price of C$2.35 per Unit (the equity offering). Each Unit consists of one common share of Primero and one-half of one common share purchase warrant (each whole common share purchase warrant is a “Warrant”) of the Company. Each whole Warrant entitles the holder to acquire one common share of the Company at a price of C$3.35 per Common share until June 25, 2018.

Out of the gross proceeds from the equity offering, $4.7 million was allocated to the common share purchase warrants based on their fair value determined using the trading price at the date of closing of the transaction, and the remaining $35.3 million was allocated to the common shares and recorded as share capital. The common share purchase warrants are classified as a financial liability in the statement of financial position. Fair value changes of the common share purchase warrants are recognized in the statement of operations and comprehensive income (loss). During the three months ended March 31, 2017 a mark to market gain of $0.7 million (2016 - $nil) was recognized in relation to the common share purchase warrants.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Transaction costs relating to the equity offering amounted to $2.5 million, of which $0.2 million was allocated to the common share purchase warrants and was recognized as an expense in the statement of operations and comprehensive income (loss) for the year ended December 31, 2016. The balance of $2.3 million was allocated to share capital.

During the quarter ended March 31, 2017, the Company issued a total of 782,184 common shares, valued at $0.5 million, as severance payments to former employees.

b)	Share-based compensation

The movement in contributed surplus and phantom share liability related to share-based compensation during the three month period ended March 31, 2017 and the year ended December 31, 2016 are as follows:

	Contributed Surplus
			Deferred share			Phantom share
	2013 Plan PSUs	Stock options	units	Others	Total	liability

At January 1, 2016	$4,385	$20,209	$377	$30,013	$54,984	$661
PSUs settled in shares	(4,851)	-	-	-	(4,851)	(110)
PSUs settled in cash	-	-	-	-	-	(377)
Share-based compensation expense	6,420	1,897	407	-	8,724	(131)
At December 31, 2016	$5,954	$22,106	$784	$30,013	$58,857	$43
PSUs settled in shares	(4,251)	-	-	-	(4,251)	-
Share-based compensation expense	1,520	482	78	-	2,080	(6)
At March 31, 2017	$3,223	$22,588	$862	$30,013	$56,686	$37

(i)	Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share-based compensation arrangements).

A summary of the Company’s stock option activities for the three month period ended March 31, 2017 and the year ended December 31, 2016 is presented below.

		Weighted
	Options	average
	outstanding	exercise price
Outstanding at January 1, 2016	4,246,198	C$5.70
Granted	2,782,317	2.68
Cancelled/Forfeited	(3,500)	4.52
Expired	(499,771)	8.78
Outstanding at December 31, 2016	6,525,244	C$5.70
Granted	2,057,589	0.75
Expired	(748,180)	5.33
Outstanding at March 31, 2017	7,834,653	C$3.16

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the three month period ended March 31, 2017 and 2016.

	2017	2016
Risk free interest rate	0.95%	0.51%
Expected life in years	3.50	3.50
Volatility	72.90%	62.51%
Expected dividends	0.00%	0.00%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$0.39	C$0.83

As at March 31, 2017, the following stock options were outstanding and exercisable:

	Awards Outstanding			Awards Exercisable
		Remaining	Weighted		Remaining	Weighted
		contractual	average		contractual	average
Range of exercise		life	exercise		life	exercise
price per share	Quantity	(in years)	price	Quantity	(in years)	price
C$0.75 -C$2.00	2,405,527	4.93	C$0.84	-	-	C$-
C$2.01-C$5.00	4,123,648	3.41	3.42	3,153,282	3.26	3.57
C$5.01-C$8.00	1295,245	1.52	6.57	1,243,725	1.45	6.64
C$8.01-C$11.00	929	1.37	8.46	929	1.37	8.46
C$11.01-C$15.09	9,304	1.78	15.76	9,304	1.78	15.76
	7,834,653	3.56	C$3.16	4,407,240	2.74	C$4.46

(ii)	Phantom Share Unit Plan (PSUP) and Directors PSU Plan (Directors PSUP)

PSUP is a cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

A person holding Director PSUs is entitled to elect to receive at vesting, either a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

A summary of the unit activity for the three month period ended March 31, 2017 and the year ended December 31, 2016 under the PSUP and the Directors PSUP is presented below.

	PSUP	Directors PSUP
Outstanding at January 1, 2016	233,577	211,371
Redeemed	(189,961)	(136,744)
Cancelled	(3,896)	-
Outstanding at December 31, 2016	39,720	74,627
Redeemed	(5,524)	-
Outstanding at March 31, 2017	34,196	74,627

Units issued under the PSUP and Directors PSUP are accounted for as cash-settled awards. All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income (loss) during the three months ended March 31, 2017 in relation to the PSUP and Directors PSUP was a recovery of $0.01 million (2016 – recovery of $0.1 million) recognized under general and administrative expenses. The total liability recognized at March 31, 2017 in respect of the PSUP and Directors PSUP was $0.04 million (December 31, 2016 - $0.3 million) which is classified as a current liability, reported within trade and other payables.

(iii)	2013 PSU Plan (2013 PSUP)

A person holding PSUs issued under this plan is entitled to receive at vesting either a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or the number of common shares equal to the number of PSUs, or a combination of cash and equity. The choice of settlement is solely at the Company’s discretion.

A summary of the unit activity for the the three months ended March 31, 2017 and year ended December 31, 2016 under the 2013 PSUP is presented below.

	March 31	December 31
	2017	2016
Opening balance	4,670,104	2,088,902
Redeemed	(1,863,434)	(1,324,092)
Granted	2,966,153	4,046,139
Cancelled	(99,709)	(140,845)
	5,673,114	4,670,104

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income (loss) for the three months ended March 31, 2017 in relation to the 2013 PSUP was $1.5 million, (2016 - $1.1 million).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(iv)	Deferred share units

A person holding deferred share units (DSUs) under this plan is entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion.

The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

As at March 31, 2017, a total of 315,790 DSUs were issued and outstanding. The DSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated based on the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statements of operations and comprehensive income (loss) for the three months ended March 31, 2017 was $0.1 million (2016 - $0.1 million).

16.	Financial instruments

The Company’s financial instruments at March 31, 2017 consist of cash and cash equivalents, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At March 31, 2017, the carrying amounts of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2017 or December 31, 2016, other than those discussed below.

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 8 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the three months ended March 31, 2017 a mark to market gain of $6.0 million (2016 - $0.4 million loss) was recognized in relation to the debentures.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

	March 31	December 31
Level 1	2017	2016
Investment in Fortune Bay(1)	$1,033	$1,160
5.75% convertiblede bentures (2)	46,500	52,500
Warrant liability (2)	413	1,066

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

At March 31, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2016 – $nil).

17.	Capital management

The Company’s objectives in managing capital are to:

•	ensure the Company has the financial capacity to support its operations in a low gold price environment;
•	ensure the Company has the capital and capacity to support its continuous operations;
•	ensure the Company complies with its debt covenants; and
•	provide returns for shareholders and benefits for other stakeholders.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The Company’s capital items are the following:

	March 31	December 31
	2017	2016
Cash and cash equivalents	$15,623	$19,875
Undrawn revolving credit facility	15,000	25,000
Current debt	60,261	50,841
Long-term debt	46,828	52,906
Shareholders' equity	477,193	461,130

The Company has $15.0 million remaining undrawn balance in its revolving credit facility. Further drawdowns from the facility are subject to the Silver Wheaton’s consent, unless the proceeds are used solely in connection with the restart of the San Dimas operations. The Company has notified Silver Wheaton of its intent to draw down the remaining balance of the revolving credit facility in Q2 2017.

Additional funding may be required if there is a material change in commodity prices or the scope of the Company's operations. The Company expects that capital shortfalls, if any, will be addressed by capital reductions, the results of the strategic process or the potential restructuring of the existing credit facility which is due in November of this year.

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends.

Several key policy guidelines are used to manage the Company’s capital structure:

•	ensure that there is sufficient cash to meet its liabilities when they are due;
•	evaluate its financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner;
•	maintain a liquidity cushion to address operational and/or industry disruptions or downturns; and
•	maintain a conservative level of debt relative to total capital and earnings within the context of financial forecasts for pricing, costs and production.

18.	Related party transactions

Other than payments to key management, there were no further related party transactions for the three months ended March 31, 2017 and 2016.

19.	Commitments and contingencies

(a) An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. These proceedings were initiated by Ejidos against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant. None of the initial proceedings named Primero as a party and Primero therefore had no standing to participate in them.

In 2015, two of these proceedings were decided in favor of the Ejidos. Upon becoming aware of the decisions Primero obtained injunctions to suspend any legal effect of the decisions while the Company proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of Primero’s legal title. In February 2017, one of the two legal processes to nullify the Ejidos’ claim was decided in favour of Primero and the decision is subject to appeal by the Ejido. The second proceeding is ongoing.

The third legal proceeding commenced by the Ejidos has not been decided and Primero remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, Primero will seek to annul such decision by defending its position as the legitimate owner.

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

(b) The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. The Company intends to vigorously defend this class action lawsuit.

(c) As at March 31, 2017, the Company had entered into commitments to purchase plant and equipment totaling $0.5 million (December 31, 2016 - $0.5 million).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
(UNAUDITED)

(d) Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.